FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 15, 2011

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751 and 333-149577, the registration statements on Form F-3 with registration numbers 333-162193, 333-162193-01, 333-104778-01 and 333-137691, and the registration statement on Form F-4 with registration number 333-108304 of RBS Holdings N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item
1	RBS Holdings N.V. – Unaudited Pro Forma Information

Unaudited pro forma information

Unaudited pro forma condensed consolidated financial information

On 19 April 2011, RBS Holdings N.V. announced its intention to transfer a substantial part of the business activities of the Royal Bank of Scotland N.V. (‘RBS N.V.’) to The Royal Bank of Scotland plc ('RBS plc'), (‘the Proposed Transfers’). The Proposed Transfers collectively constitute a probable material disposition of the business activities of RBS N.V. Historical financial information on a pro forma basis is provided to give the investors a better understanding of what the results of operations and the financial position of RBS N.V. might have looked like had the transfers to RBS plc already occurred in respect of the unaudited condensed consolidated financial information for the half year ended 30 June 2011 contained within the Interim Results of RBS Holdings N.V. as published on 31 August 2011. The Proposed Transfers are expected to be implemented on a phased basis over a period ending 31 December 2013.

Basis of preparation

The unaudited pro forma condensed consolidated financial information comprises the unaudited pro forma condensed consolidated balance sheet as at 30 June 2011 and the unaudited pro forma condensed consolidated income statements for the half year ended 30 June 2011 and the year ended 31 December 2010 (together the ‘pro forma financial information’).  The financial information has been extracted from the unaudited financial information for the half year ended 30 June 2011 prepared in accordance with International Accounting Standard 34 contained within the Interim Results of RBS Holdings N.V. as published on 31 August 2011. As at the date of this announcement, management of RBS Holdings N.V. is not aware of any matters that could materially impact the results and financial position as presented in the pro forma financial information. The pro forma financial information has been prepared on the following basis:

•	The pro forma financial information has been prepared on the basis of management’s best estimate of the relevant third party assets and liabilities of RBS N.V. that will be transferred to RBS plc.
•
In the preparation of the pro forma financial information, the same recognition and measurement principles were applied as in the preparation of the audited financial information for the full year ended 31 December 2010 in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB and adopted by the European Union.

•
The pro forma condensed consolidated balance sheet of RBS Holdings N.V. as at 30 June 2011 is presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 30 June 2011.

•
The pro forma condensed consolidated income statements of RBS Holdings N.V. for the half year ended 30 June 2011 and the year ended 31 December 2010 respectively are presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 1 January 2010.

•
Assets and liabilities to be transferred are presented based on their carrying values determined under IFRS. The allocation of equity was assessed on a global basis to reflect the expected level of capital support required by the transferring and retained businesses.

•
Pre-existing intra-group funding within RBS Holdings N.V. was treated as settled upon transfer with new funding allocated as needed to reflect the financing needs of the transferring and retained businesses. Certain modifications were applied where, in the opinion of management, material profit and loss items could be allocated more reliably on an individual basis.

•
There are no material non-recurring charges or credits (and related tax effects) expected to result directly from the Proposed Transfers, other than the recycling of equity reserves arising from the transaction which are excluded.

•
The Proposed Transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may significantly change the pro forma information from that presented.

RBS Holdings N.V	1

Unaudited pro forma information

For the purposes of the pro forma financial information, RBS Holdings N.V. comprises RBS Holdings N.V. and its consolidated subsidiaries. The pro forma financial information has been prepared for illustrative purposes only on the basis of estimates and assumptions about which assets and liabilities will be transferred. These assumptions are preliminary and subject to ongoing analysis with respect to which specific assets and liabilities will in fact be transferred and which will be retained in RBS N.V. The pro forma information addresses a hypothetical situation and does not represent the actual position or the results of RBS Holdings N.V. nor is it necessarily indicative of the results of operations or financial position that may, or may be expected to, be achieved in the future.

Unaudited pro forma condensed consolidated balance sheet as at 30 June 2011

	RBS Holdings N.V. (1) €m	Proposed Transfers (2) €m	Pro forma RBS Holdings N.V. (3,4) €m

Assets
Cash and balances at central banks	13,564	11,305	2,259
Loans and advances to banks	19,814	15,970	3,844
Loans and advances to customers	36,811	32,586	4,225
Debt securities	50,119	26,788	23,331
Equity shares	2,999	1,729	1,270
Settlement balances	1,300	1,046	254
Derivatives	13,851	11,097	2,754
Assets of disposal groups	58,321	56,906	1,415
Other assets	9,877	7,823	2,054

Total assets	206,656	165,250	41,406

Liabilities
Deposits by banks	28,325	6,639	21,686
Customer accounts	41,652	38,212	3,440
Debt securities in issue	26,842	20,895	5,947
Settlement balances and short positions	2,589	2,048	541
Derivatives	17,452	13,983	3,469
Liabilities of disposal groups	74,519	74,111	408
Other liabilities	11,150	7,435	3,715

Total liabilities	202,529	163,323	39,206

Equity

Equity attributable to non-controlling interests	22	19	3
Equity attributable to controlling interests	4,105	1,908	2,197

Total equity	4,127	1,927	2,200

Total liabilities and equity	206,656	165,250	41,406

Notes:
(1)
This financial information for RBS Holdings N.V. as at 30 June 2011 has been extracted from the unaudited condensed consolidated financial statements for the half year ended 30 June 2011 published on 31 August 2011.

(2)
This represents the value of the assets, liabilities and equity as at 30 June 2011 proposed to be transferred to RBS plc over the period up until 31 December 2013. See ‘Businesses to be transferred as part of the Proposed Transfers’.

(3)	This financial information represents the balance sheet as at 30 June 2011 assuming the Proposed Transfers occurred at that date.
(4)	As part of the Proposed Transfers it is assumed that all Intercompany transactions are settled and that the retained business are refinanced according to their funding needs.

RBS Holdings N.V	2

Unaudited pro forma information

Unaudited pro forma condensed consolidated income statement for the half year ended 30 June 2011

	RBS Holdings N.V. (1) €m	Proposed Transfers (2) €m	Pro forma RBS Holdings N.V. (3) €m

Net interest income	321	308	13

Fees and commissions receivable	587	455	132
Fees and commissions payable	(128)	(102)	(26)
Income from trading activities	229	198	31
Other operating loss	(180)	(145)	(35)

Non-interest income	508	406	102

Total income	829	714	115

Operating expenses	(1,371)	(1,210)	(161)

(Loss)/profit before impairment losses	(542)	(496)	(46)
Impairment losses(4)	(1,097)	(113)	(984)

Operating (loss)/profit before tax	(1,639)	(609)	(1,030)
Tax credit/(charge)	183	210	(27)

(Loss)/profit from continuing operations	(1,456)	(399)	(1,057)

(Loss)/profit attributable to:
Non-controlling interests	-	-	-
Controlling interests	(1,456)	(399)	(1,057)

See notes on following page

RBS Holdings N.V	3

Unaudited pro forma information

Unaudited pro forma condensed consolidated income statement for the year ended 31 December 2010

	RBS Holdings N.V. (1) €m	Proposed Transfers (2) €m	Pro forma RBS Holdings N.V. (3) €m

Net interest income	1,427	986	441

Fees and commissions receivable	1,152	1,019	133
Fees and commissions payable	214	113	101
Income from trading activities	1,131	1,074	57
Other operating loss	(52)	108	(160)

Non-interest income	2,445	2,314	131

Total income	3,872	3,300	572

Operating expenses	(3,380)	(3,035)	(345)

(Loss)/profit before impairment losses	492	265	227
Impairment losses	(67)	93	(160)

Operating (loss)/profit before tax	425	358	67
Tax credit/(charge)	(302)	(303)	1

(Loss)/profit from continuing operations	123	55	68

(Loss)/profit attributable to:
Non-controlling interests	(2)	-	(2)
Controlling interests	125	55	70

Notes:
(1)	This financial information for RBS Holdings N.V. has been extracted from the unaudited condensed consolidated financial statements for the half year ended 30 June 2011 published on 31 August 2011.
(2)	This represents the income and expenses realting to the Proposed Transfers for the periods then ended. See ‘Businesses to be transferred as part of the Proposed Transfers’.
(3)	This represents the income statement for the period then ended assuming the Proposed Transfers had occurred on 1 January 2010.
(4)
Included under impairment losses for Pro forma RBS Holdings N.V is an impairment loss of €970 million, including €125 million of related interest rate hedge adjustments in respect of RBS Holdings N.V.‘s holding of Greek government bonds

RBS Holdings N.V	4

Unaudited pro forma information

Businesses to be transferred as part of the Proposed Transfers

RBS N.V.’s businesses include the following product areas: Equities & Structured Retail Products, Emerging Markets, Lending, Global Transaction Services (GTS), and Short Term Markets & Financing (STMF). The Proposed Transfers comprise a number of subsidiary companies and specific product portfolios together with associated hedging.  The Proposed Transfers comprise the UK Transfers mentioned in the Interim Results of RBS Holdings N.V. as published on 31 August 2011. RBS N.V. also currently holds directly and indirectly certain other assets which are owned by RBSG jointly with the Dutch State and Santander (the “Consortium Shared Assets”); these are part of the retained businesses.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. This will be subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is not certain whether such transfers (or any of them) will be effected at the value used for the pro forma financial information. No person should place any reliance on the pro forma financial information in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the assets and liabilities to be transferred or retained, the eventual manner in which such assets and liabilities are proposed to be transferred and to the timing pursuant to which they are proposed to be transferred) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this pro forma financial information should be taken as (or is) a representation that any of the assets and liabilities referred to will be transferred or retained, whether in a manner consistent with the figures contained in this pro forma financial information, in accordance with the timing set out above, or at all. For the avoidance of doubt, this pro forma financial information has been prepared and circulated solely for information purposes and does not constitute an offer to any person.

Overview of RBS Holdings N.V. after the Proposed Transfers

For legal, tax and other reasons, there are expected to be certain operations, assets and liabilities in RBS N.V. which will not be transferred to RBS plc. RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Proposed Transfers. Following completion of the Proposed Transfers, RBS N.V. will continue to be supervised and regulated by DNB.

RBS Holdings N.V	5

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	November 15, 2011	By:	/s/ Paul Bull
			Name:	Paul Bull
			Title:	Head of RBS N.V. Financial & Regulatory Reporting